

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
Amendment No. 1

CURRENT REPORT
Pursuant to Section 13 OR 15(D) of The Securities Exchange Act of 1934

Date of Amendment (Date of original report): October 3, 2011 (May 4, 2011)

Competitive Technologies, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	1-8696	36-2664428
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1375 Kings Highway East, Fairfield, Connecticut	06824
(Address of Principal Executive Offices)	(Zip Code)

Registrant's Telephone Number, Including Area Code: (203) 368-6044

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Explanatory Note

This Amendment is being filed to correct certain details with respect to our request for confidential treatment of information omitted from the exhibits filed herewith. This amendment does not reflect any material change in the Company or its agreements.

Item 9.01. Financial Statements and Exhibits.

The following exhibits are filed herewith:

No.   Description

10.1   Sales Agreement Between Competitive Technologies, Inc. and Restore Medical Therapies, LLC dated April 20, 2011. Pursuant to Rule 24b-2 of the Exchange Act, confidential information has been omitted and marked as "[Confidential Information Omitted]", and has been filed separately with the Securities and Exchange Commission pursuant to a Confidential Treatment Application filed with the Commission.

10.2   Sales Agreement Between Competitive Technologies, Inc. and Spero Pain Relief Therapy, Inc. dated September 29, 2010. Pursuant to Rule 24b-2 of the Exchange Act, confidential information has been omitted and marked as "[Confidential Information Omitted]", and has been filed separately with the Securities and Exchange Commission pursuant to a Confidential Treatment Application filed with the Commission.

10.3   Amendment to the Sales Agreement Between Competitive Technologies, Inc. and Spero Pain Relief Therapy, Inc. dated February 4, 2011. Pursuant to Rule 24b-2 of the Exchange Act, confidential information has been omitted and marked as "[Confidential Information Omitted]", and has been filed separately with the Securities and Exchange Commission pursuant to a Confidential Treatment Application filed with the Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMPETITIVE TECHNOLOGIES, INC.
(Registrant)

Dated: October 3, 2011   By: \s\ Johnnie D. Johnson
                                                    Johnnie D. Johnson
                                                    Chief Executive Officer